January 11, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
101 F Street, N.E.
Washington, D.C. 20549
Attention: Stacy Gorman

Re:    Wells Fargo Real Estate Investment Corporation
Registration Statement on Form S-3
File No. 333-208841
Application for Withdrawal of Registration Statement

Dear Ms. Gorman:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Wells Fargo Real Estate Investment Corporation (the “Company”) hereby respectfully requests withdrawal, effective immediately, of the Company’s Registration Statement on Form S-3 (File No. 333-208841), together with all exhibits thereto (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on January 4, 2016.
The Company is requesting withdrawal of the Registration Statement because it was filed with an incorrect file number. The Registration Statement has not been declared effective by the Commission and none of the Company’s securities were sold pursuant to the Registration Statement. Immediately upon the effectiveness of such withdrawal, the Company will re-file the Registration Statement with the correct file number.
Upon granting of the Commission’s consent, please send copies of the order withdrawing the Registration Statement to the undersigned at Wells Fargo & Company, Wells Fargo Center, MAC N9305-173, 90 South Seventh Street, Minneapolis, MN 55479, facsimile (612) 667-5828 and to the Company’s legal counsel, Andrew R. Gladin, Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004, facsimile (212) 291-9065 and Kathryn L. Freund, Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004, facsimile (212) 291-9303.
If you have any questions regarding this letter, please contact Andrew R. Gladin at (212) 558-4080 or by email (gladina@sullcrom.com) or Kathryn L. Freund at (212) 558-7852 or by email (freundk@sullcrom.com).
Very truly yours,

/s/ Jeannine E. Zahn

Jeannine E. Zahn
Senior Counsel

Cc:	Andrew R. Gladin
Kathryn L. Freund
(Sullivan & Cromwell LLP)